

December 9, 2014

Via E-mail
Thomas Guerriero
Chief Executive Officer
Oxford City Football Club, Inc.
10 Fairway Drive, Suite 302
Deerfield Beach, FL 33441

> **Re:** **Oxford City Football Club, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 12, 2014**
> **File No. 333-200113**

Dear Mr. Guerriero:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have not included your financial statements in your prospectus, but have instead included them in Part II of your registration statement. Please revise to include your financial statements in your prospectus. Refer to Form S-1.

Prospectus Summary

2. We note your disclosure here that you own Oxford City FC. However, we note your disclosure elsewhere that you have a 49% interest in Oxford City FC, which is also 50% owned by a charity. Please revise for consistency.

Business , page 13

3. We note your disclosure here that you serve as the controlling owner of Oxford City FC and the disclosure that Oxford City FC is also 50% owned by a charity. As such, please expand your disclosure to explain how you earn revenues from Oxford City FC, given it is also 50% owned by a charity. Please also discuss any effect this charitable status has on Oxford City FC and your ability to receive revenue from your ownership percentage or advise. In addition, please revise to disclose all of your subsidiaries and your ownership interest in each. Consider including a chart that identifies each subsidiary and your ownership interest. To the extent that any of your subsidiaries are not wholly-owned, please describe how you earn revenues from such subsidiaries and file all material agreements relating to your ownership in such organizations.

4. Also disclose information regarding the Oxford City Sports College, which you describe on your website at http://www.oxfordcityfc.com/sports-college/ and the registered investment advisory firm, which you reference on your website at http://www.oxfordcityfc.com/investor-relations-oxfc/.

5. We note media reports regarding CIT's joint venture with Z-Square Technology. If material, please disclose the material terms of your agreement with Z-Square Technology and file the agreement as an exhibit to your registration statement.

Management's Discussion and Analysis, page 20

6. Please clarify where the revenues came from, given it appears you have a passive investment in Oxford City FC, own other sports teams and have other endeavors.

Directors, Executive Officers, Promoters and Control Persons, page 24

7. Please disclose when Thomas Guerriero, Philip Clark and Anthony Guerriero began to serve as your executive officers.

Involvement in Certain Legal Proceedings, page 25

8. Please remove the words "to the best of our knowledge" in the first sentence of this section on page 25.

Executive Compensation, page 26

Summary Compensation Table, page 26

9. Please identify and quantify all of the compensation disclosed in your All Other Compensation column of your summary compensation table on page 26. For example,

please clarify whether the amount paid to Mr. Guerriero was pursuant to the consulting agreement with GCE Wealth, Inc.

Signatures, page 38

10. Please revise the second part of the signature page to have your principal financial officer and your principal accounting officer sign in his capacity as such.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Scott Doney, Esq.